**IN THE UNITED STATES BANKRUPTCY COURT
FOR THE EASTERN DISTRICT OF NEW YORK**

In re:	Chapter 11
TETRAGENEX PHARMACEUTICALS, INC.[1]	Case No. 10-78439-reg
Debtor	

**ORDER APPROVING THE DISCLOSURE STATEMENT AND
CONFIRMING THE AMENDED PREPACKAGED PLAN OF
REORGANIZATION OF TETRAGENEX PHARMACEUTICALS, INC.
AND GRANTING RELATED RELIEF**

RECITALS:

A.   Tetragenex Pharmaceuticals, Inc. (the "**Debtor**") commenced solicitation of votes for acceptance of a Prepackaged Plan of Reorganization (as amended, the "**Plan**")[2] by circulating the Disclosure Statement for the Prepackaged Plan of Reorganization of Tetragenex Pharmaceuticals, Inc., dated August 10, 2010 (the "**Disclosure Statement**"), with the Plan as an exhibit, ballots for the appropriate Classes of Creditors and Interest holders (collectively the "**Solicitation Package**")[3] on August 12, 2010. The solicitation period ended on September 3, 2010 (the "**Voting Deadline**").

B.   On October 26, 2010 (the "**Petition Date**"), the Debtor filed with this Court a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "**Bankruptcy Code**").

---

[1]   The last four digits of the Debtor's federal tax identification number, are 1895 The Debtor's mailing address for purposes of this case is 6901 Jericho Tpk., Ste 221, Syosset, New York 11791.

[2]   Capitalized terms not defined herein shall have the meaning ascribed to them in the Plan.

[3]   The Solicitation Package was subsequently filed on this case's docket as part of the Schacker Declaration at Docket No. 4.

C.   Since the Petition Date, the Debtor has continued to operate its business and manage its properties as debtor in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

D.   No creditors' committee, trustee, or examiner has been appointed in the Chapter 11 Case.

E.   On the Petition Date, the Debtor filed the Declaration of Martin Schacker in Support of the Debtor's First Day Motions and Confirmation of the Debtor's Prepackaged Plan of Reorganization (Docket No. 4, the "**Schacker Declaration**").

F.   On the Petition Date, the Debtor filed the Declaration of Paul Deutch of Omni Management re: Analysis of Ballots for Solicitation of Votes on the Prepackaged Plan of Reorganization of Tetragenex Pharmaceuticals, Inc. Pursuant to Chapter 11 of the Bankruptcy Code (Docket No. 5, the "**Omni Declaration**").

G.   Pursuant to the Omni Declaration, all classes of creditors and interest holders entitled to vote on acceptance or rejection of the Plan have voted in favor of accepting the Plan.

H.   On November 4, 2010, after due notice and a hearing, this Court entered an Order (Docket No. 20, the "**Scheduling Order**") that, among other things, (a) scheduled a combined hearing (the "**Combined Hearing**") on (i) the adequacy of the Disclosure Statement and prepetition solicitation procedures and (ii) confirmation of the Plan, and (b) approved the form and manner of the service and publication notice to be given with respect to the Combined Hearing.

I.   As evidenced by the affidavit of service (Docket No. 28, the "**Service Affidavit**") filed with the Court on November 17, 2010, adequate and sufficient notice of the Combined Hearing and other matters described in the Scheduling Order was provided to Creditors, Interest

Holders and other parties in interest, in compliance with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure (the "**Bankruptcy Rules**") and the Scheduling Order.

J.   As evidenced by the Affidavit of Publication (Docket No. 29, the "**Publication Affidavit**") filed with the Court on November 17, 2010, the Debtor caused notice of the Combined Hearing and other matters described in the Scheduling Order to be published in the national edition of the *New York Post* on November 9, 2010.

K.   No other or further notice of the Combined Hearing was or is required.

L.   In accordance with the terms of the Scheduling Order and Plan, on November 24, 2010, the Debtor filed a plan supplement (Docket No. 31), which included the Amended Plan and notice that the Debtor will assume all executory contracts and unexpired leases in effect as of the Plan's confirmation.

M.   On January 4, 2011 the Debtor filed the Declaration of Martin Schacker Regarding No Material Adverse Change in Plan Terms (Docket No. 35).

N.   The Combined Hearing was held before this Court on January 5, 2011.

NOW, THEREFORE, this Court having reviewed and considered the Disclosure Statement, the Plan, the Plan Supplement, the Schacker Declaration, the Omni Declaration and the documents contained therein, the Service Affidavit and the Publication Affidavit; this Court having heard the arguments of counsel in support of confirmation of the Plan at the Combined Hearing; this Court having considered all testimony presented and evidence admitted at the Combined Hearing; this Court having taken judicial notice of the papers and pleadings on file in these Chapter 11 Cases; it appearing to this Court that notice of the Combined Hearing was adequate, sufficient, and appropriate as to all parties to be affected by the Plan and the transactions contemplated thereby and the legal and factual bases presented at the Combined

Hearing establish just cause for the relief granted herein; and after due deliberation thereon, and good cause appearing thereof,

THIS COURT HEREBY ORDERS:

        A.   **<u>Jurisdiction and Venue</u>.**

        1.   This Court has jurisdiction over this Chapter 11 Case pursuant to 28 U.S.C. §§ 157 and 1334. Venue is proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

        2.   Adequacy of the Disclosure Statement and Confirmation of the Plan are core proceedings under 28 U.S.C. § 157(b)(2), and this Court has exclusive jurisdiction to determine whether the Disclosure Statement and Plan comply with the applicable provisions of the Bankruptcy Code and should be approved/confirmed.

        3.   The statutory predicates for the relief sought herein are sections 105(a), 365, 503, 507, 1123, 1125, 1129, 1142 and 1146(a) of the Bankruptcy Code and Bankruptcy Rules 2002, 6006(a), (c) and (d), 9007 and 9014.

        B.   **<u>Judicial Notice</u>.**

        4.   This Court takes judicial notice of (and deems admitted into evidence for purposes of confirmation of the Plan) the docket of this chapter 11 Case, as maintained by the Clerk of the Court or its duly appointed agent, including, without limitation, all pleadings and other documents filed, all orders entered, and all evidence and arguments made, proffered, or adduced at, the hearings held before this Court during the pendency of the chapter 11 Cases. Any resolutions of objections to Confirmation explained on the record at the Combined Hearing, if any, are hereby incorporated by reference. All unresolved objections are overruled.

C.   **Burden of Proof.**

5.   The Debtor, as proponent of the Plan, has met its burden of proving the elements of sections 1125 and 1129(a) and (b) of the Bankruptcy Code by a preponderance of the evidence.

D.   **Best Interest of the Debtor, Its Creditors and Interest Holders and the Estate.**

6.   Confirmation of the Plan is warranted under the circumstances and is in the best interests of the Debtor, its Creditors and Interest Holders and the Estate.

E.   **Adequacy of the Disclosure Statement.**

7.   The Disclosure Statement contains adequate information within the meaning of section 1125 of the Bankruptcy Code and the solicitation of acceptances or rejections of the Plan by the use of the Disclosure Statement shall be deemed to be in good faith within the meaning of section 1125(e) of the Bankruptcy Code.

F.   **Solicitation.**

8.   Votes for acceptance or rejection of the Plan were solicited in good faith and complied with sections 1125 and 1126 of the Bankruptcy Code, Bankruptcy Rule 3018, all other applicable provisions of the Bankruptcy Code, the Bankruptcy Rules and all other applicable rules, laws, and regulations.

9.   The transmittal and service of the Solicitation Packages were adequate and sufficient. No further notice is or shall be required.

G.   **Transmittal and Mailing of Materials; Notice.**

10.   As evidenced by the Omni Declaration, Schacker Declaration, Service Affidavit and the Publication Affidavit, due, adequate, and sufficient notice of the Disclosure Statement, Plan, Plan Supplement, and Combined Hearing, together with all objection deadlines have been given to, *inter alia,* (a) all known holders of Claims and Interests, (b) parties that

requested notice in accordance with Bankruptcy Rule 2002, (c) all counterparties to Unexpired Leases and Executory Contracts, (d) all taxing authorities listed on the Debtor's Schedules or claims register, (e) the Office of the United States Trustee, (f) the Securities and Exchange Commission, and (g) the Internal Revenue Service in compliance with the Scheduling Order and Bankruptcy Rules 2002(b), 3017, and 3020(b), and no other or further notice is or shall be required.

11.   The Debtor published the Combined Hearing Notice in the *New York Post,* National Edition on November 9, 2010 in compliance with the Scheduling Order and Bankruptcy Rule 2002(1) as evidenced by the Publication Affidavit.

H.   **Bankruptcy Rule 3016.**

12.   The Plan is dated and identifies the entities submitting it, thereby satisfying Bankruptcy Rule 3016(a). The filing of the Disclosure Statement with the Clerk of the Court satisfies Bankruptcy Rule 3016(b).

I.   **Compliance with the Requirements of Bankruptcy Code Section 1129.**

13.   The Plan complies with the applicable provisions of the Bankruptcy Code, as required by section 1129(a) of the Bankruptcy Code, including sections 1122 and 1123.

J.   **Conditions to Confirmation and Consummation.**

14.   Entry of this Confirmation Order shall satisfy the conditions set forth in Section X of the Plan.

K.   **Retention of Jurisdiction.**

15.   Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding the entry of this Confirmation Order or the occurrence of the Effective Date, this Court, shall retain jurisdiction over all matters arising out of, and related to, the Chapter 11 Cases and the Plan pursuant to Article XIII of the Plan.

L.   **No Material Adverse Changes in Amended Plan.**

16.   No post-solicitation changes made to the Plan contained in the Amended Plan or this Confirmation Order changes the treatment of the claim of any creditor or the interest of any equity security holder.

M.   **Confirmation.**

17.   For the reasons set forth herein, all requirements for confirmation of the Plan have been satisfied.   Accordingly, the Plan is confirmed under section 1129 of the Bankruptcy Code to the extent provided herein.

N.   **Issuance of New Interests.**

18.   The issuance of equity interests in Reorganized Tetragenex is authorized without the need for any further corporate action.   Upon the Effective Date, Reorganized Tetragenex shall be governed by the Amended and Restated Certificate of Incorporation and Bylaws.

O.   **Discharge.**

19.   Except as otherwise provided in the Plan, the rights granted in the Plan, and the treatment of all Claims and Interests, shall be in exchange for, and in complete satisfaction, discharge, and release of, all Claims and Interests of any nature whatsoever against the Debtor, Reorganized Tetragenex and any of the Estates' property, whether such Claims or Interests arose before or during the Bankruptcy Case or in connection with implementation of the Plan.   Except as otherwise provided in the Plan, on the Effective Date, the Debtor shall be discharged pursuant to Bankruptcy Code section 1141(d).

20.   Notwithstanding any provision in the Plan, this Confirmation Order and any implementing Plan documents, nothing herein shall affect any pre-petition claims or

enforcement of pre-petition claims by the Securities and Exchange Commission against any person or entity who is not a debtor or reorganized debtor.

P.   **Binding Effect.**

21.   Pursuant to section 1141 of the Bankruptcy Code, except as otherwise expressly provided in the Plan, on and after the Effective Date, the Plan and all exhibits thereto (including the Plan Supplement) shall bind all holders of Claims and Interests.

Q.   **Exemption from Certain Securities Laws.**

22.   Pursuant to section 1145 of the Bankruptcy Code, this Confirmation Order shall constitute a determination, in accordance with Bankruptcy Code section 1145, that (except with respect to an entity that is an underwriter as defined in Bankruptcy Code section 1145(b)) section 5 of the 1933 Act and any state or local law requiring registration for the offer or sale of a security or registration or licensing of an issuer of, underwriter of, broker or dealer in, a security do not apply to the issuance of any securities in exchange for a Claim or Interest under the Plan.

23.   Securities issued in accordance with the Subscription, as described in Article VII of the Plan are not in exchange for a Claim or Interest under the Plan. Accordingly, section 1145 of the Bankruptcy Code does not apply to such securities.

R.   **Exemption from Certain Transfer Taxes.**

24.   Pursuant to section 1146(a) of the Bankruptcy Code, the issuance, transfer, or exchange of notes or issuance of debt or equity securities under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan shall not be subject to any stamp, real estate transfer, mortgage recording, sales, or other similar tax, irrespective of whether the underlying property is owned by the Debtor or a third party. All transactions specifically provided for by the

Plan shall be deemed to have been made under, in furtherance of, or in connection with the Plan and, therefore, shall not be subject to any stamp, real estate transfer, mortgage recording, sales, or other similar tax.

S. **Documentation.**

25.   The Debtor and the Reorganized Tetragenex, as applicable, are authorized to execute and deliver all documents included within the Plan Supplement, and all other documents contemplated by the Plan or otherwise necessary to implement the Plan and to take all steps deemed necessary by the Debtor or the Reorganized Tetragenex to consummate the transactions contemplated thereby, all without further order of the Court, vote of the shareholders of the Debtor or approval of the Debtor's Boards of Directors.

T. **Injunction, Exculpation and Limitation of Liability Provisions under the Plan.**

26.   Except as otherwise expressly provided in the Plan, this Confirmation Order, or a separate order of this Court, the Injunction, Exculpation and Limitation of Liability provisions and Indemnification provisions set forth in Article XII of the Plan are hereby approved.

U. **Continuation of Automatic Stay.**

27.   Except as otherwise expressly provided in the Plan, this Confirmation Order, or a separate Order of this Court, all injunctions or stays provided for in the Chapter 11 Case under sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the occurrence of the Effective Date.

V.   **Retention of all Causes of Action and Setoffs and Recoupments.**

28.   All Causes of Action possessed by the Debtor as of the Effective Date, along with all proceeds thereof, shall be retained by the Reorganized Tetragenex.

29.   Except as otherwise provided by the terms of the Plan or this Confirmation Order, Reorganized Tetragenex may set off against any Claim and the payments or other distributions to be made under this Plan on account of the Claim, claims of any nature whatsoever that the Debtor and Reorganized Tetragenex may have against the holder thereof.

W.   **Authorization to Take Acts Necessary to Implement Plan.**

30.   Pursuant to section 1142(b) of the Bankruptcy Code, the Debtor and Reorganized Tetragenex are hereby authorized and empowered to take such actions and to perform such acts as may be necessary, desirable, or appropriate to comply with or implement the Plan and any matters under the Plan, and all documents, instruments, and agreements related thereto, including but not limited to those contained in the Plan Supplement, and all annexes, exhibits, and schedules appended thereto, and the obligations there under shall constitute legal, valid, binding, and authorized obligations of each of the respective parties thereto, enforceable in accordance with their terms without the need for any shareholders' or board of directors' approval.

X.   **Notice of Effective Date.**

31.   Within ten business days after the occurrence of the Effective Date, the Reorganized Tetragenex shall file on the Court's docket a notice of the occurrence of the Effective Date of the Plan (the "Effective Date Notice") and serve such notice on (a) all parties that requested notice in accordance with Bankruptcy Rule 2002, (b) all taxing authorities listed on the Debtor's Schedules or claims register, (c) the Office of the United States Trustee, (d) the Securities and Exchange Commission, and (e) the Internal Revenue Service. Service of the

Effective Date Notice as provided herein shall be good and sufficient notice of the occurrence of the Effective Date under Bankruptcy Rule 2002(l).

Y.   **References to Plan Provisions.**

32.   The failure specifically to include or reference any particular provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision, it being the intent of this Court that the Plan be confirmed in its entirety.

Z.   **Confirmation Order Controlling.**

33.   If there is any direct conflict between the Plan and this Confirmation Order, the terms of this Confirmation Order shall control.

AA.   **Applicable Non-Bankruptcy Law.**

34.   Pursuant to sections 1123(a) and 1142(a) of the Bankruptcy Code, the provisions of this Confirmation Order, the Plan, and the Plan Supplement Documents or any amendments or modifications thereto shall apply and be enforceable notwithstanding any otherwise applicable non-bankruptcy law.

BB.   **Payment of Statutory Fees**.

35.   Notwithstanding anything contained in the Plan, payment of all fees pursuant to 28 U.S.C. §1930 is a condition precedent to the Effective Date.

CC.   **Payment of Debtor's Counsel's Fees.**

36.   Notwithstanding anything contained in the Plan, payment of Debtor's Counsel's Fees shall be paid in Cash and not Equity in the Reorganized Tetragenex, as agreed to by the parties.

DD.   **Substantial Consummation.**

37.   Substantial consummation of the Plan shall be deemed to occur on the Effective Date.

Dated: Central Islip, New York

January 6, 2011

*/s/ Robert E. Grossman*_____
UNITED STATES BANKRUPTCY JUDGE